EXHIBIT 99.59
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[OMITTED GRAPHIC]
[BURNET, DUCKWORTH, AND PALMER LLP LETTERHEAD]

DELIVERED VIA SEDAR

January 31, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:


RE:      ADVANTAGE ENERGY INCOME FUND (THE "TRUST")
         - FINAL SHORT FORM PROSPECTUS DATED FEBRUARY 1, 2005 (THE "PROSPECTUS")
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We act as counsel to the Trust in connection with the filing of the Prospectus.
In connection with such filing, we enclose via SEDAR the following documents:

1.       conformed copy of the Prospectus in the English language;

2.       conformed copy of the Prospectus in the French language;

3. blackline of the Prospectus against the Preliminary Prospectus dated January 21, 2005 in the English language;

4. blackline of the Prospectus against the Preliminary Prospectus dated January 21, 2005 in the French language;

5.       conformed copy of the Underwriting Agreement;

6.       consent of Burnet, Duckworth & Palmer LLP;

7.       consent of Macleod Dixon LLP;

8.       consent of Sproule Associates Limited;

9. consent letter of KPMG LLP with respect to audited financial statements of the Trust incorporated by reference in the Prospectus;

10. consent letter of KPMG LLP with respect to audited financial statements of the assets acquired from Anadarko Canada incorporated by reference in the Prospectus;

11. consent of Pricewaterhouse Coopers LLP ("PWC") with respect to audited financial statements of MarkWest Resources Canada Corp. ("MarkWest") incorporated by reference in the Prospectus;

12. comfort letter of KPMG LLP with respect to unaudited financial statements of the Trust incorporated by reference in the Prospectus;

13. comfort letter of KPMG LLP with respect to the unaudited financial statements of the assets acquired from Anadarko Canada incorporated by reference in the Prospectus;

14. comfort letter of KPMG LLP with respect to unaudited financial statements of MarkWest incorporated by reference in the Prospectus;

15. comfort letter of PWC with respect to unaudited financial statements of MarkWest incorporated by reference in the Prospectus;

16. undertaking of the Trust to the British Columbia Securities Commission with respect to breakdown of sales and payment of fees; and

17.      certificate of the Trust pursuant to Section 7.5 of National Policy
         43-201.

Please do not hesitate to contact me should you have any questions respecting the foregoing or the enclosed materials, or should you require any additional information.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"JAY P. REID"

Jay P. Reid


c.c.     Advantage Energy Income Fund
         Attention: Peter Hanrahan (via email)